GEMSTAR RESOURCES LTD.
220 Decourcy Drive,
Gabriola Island, British Columbia, V0R 1X0
Tel: 604.831.2739 Fax: 604.831.2735

January 25, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC, 20549-7010

Attention: Mr. Karl Hiller, Branch Chief

Dear Sirs,

Re:	Form 20-F for fiscal year ended January 31, 2007
Filed June 30, 2007
File No. 033-03328-D

Dear Mr. Hiller,

Further to your comment letter dated January 17, 2008 and our follow-up discussion with Ms. Lily Dang of your office on the above subject, please see our response below.

1. Controls and Procedures, page 31

SEC comment
Please correct the reference to “transition report” in the first sentence of your disclosure, or explain how this relates to your evaluation. Additionally, revise your disclosure to state whether there was any change in your internal control over financial reporting that occurred during the period covered by your report, instead of subsequent to such period, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with Form 20-F Item 15(d).

Gemstar response
The first sentence has been corrected by replacing the words “twelve month transition report” with “annual report”. The last sentence has been corrected by replacing the words “which could affect internal control” with “during the period covered by this annual report including the period”. It appears the reference to Item 15(d) should be to Item 15 only.

2. Auditors’ Report

SEC comment
We note your auditors’ disclosure that your financial statements for the year ended January 31, 2005 were audited by other auditors who have ceased operations. Please amend your filing to include your prior auditors’ report for your financial statements for the year ended January 31, 2005, reprinted with a legend indicating (a) that the report is a copy of the previously issued report and (b) that the

GEMSTAR RESOURCES LTD.
220 Decourcy Drive,
Gabriola Island, British Columbia, V0R 1X0
Tel: 604.831.2739 Fax: 604.831.2735

prior auditors have not reissued the report since they have ceased operations. You may also refer to AU Section 9508 paragraph 65 for further guidance.

Gemstar response
Our Form 20F filing has been amended to include the auditors’ report from our previous auditors, Moan and Company, dated April 4, 2005 along with related financial statements for the years ended January 31, 2005 and 2004. Additional comments have also been included in Item 17 indicating their report is a copy of the previously issued report which has not been reissued since they ceased operations.

3. Certification Exhibits 12.1 and 12.2

SEC comment
Please limit the first line of your certifications to just the names, but not the titles, of the officers providing the certifications.

Gemstar response
The titles have been removed from the certifications including “President and Chief Executive Officer” from certification 12.1 and “Secretary and Chief Financial Officer” from certification 12.2. In addition, the signature dates have been changed from the original June 20, 2007 to the amendment January 25, 2008.

In addition, we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the SEC filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have submitted the incremental components of the subject amended Form 20-F. We welcome feedback from your advance review at your convenience before filing these amended components only due to such few changes.

Sincerely yours,

GEMSTAR RESOURCES LTD

/s/ Darcy Krell

Darcy Krell,
Secretary and Chief Financial Officer